UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated April 16, 2009

Commission File Number: 1-13546

STMicroelectronics N.V.
(Name of Registrant)

39, Chemin du Champ-des-Filles
1228 Plan-les-Ouates, Geneva, Switzerland

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐      No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐      No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure:  A press release dated April 15, 2009 announcing that the Supervisory Board of STMicroelectronics resolves to submit to the Annual General Meeting a proposal to distribute an annual cash dividend of $0.12 per share payable in four quarterly installments.

PR No.: C2599C

STMicroelectronics Supervisory Board Resolves to Submit to the Company’s Annual General Meeting a Proposal to Distribute an Annual Cash Dividend of $0.12 per Share Payable in Four Quarterly Installments

Geneva, April 15, 2009 – The Supervisory Board of STMicroelectronics (NYSE:STM) today approved a proposal to submit to the forthcoming 2009 Annual General Meeting of Shareholders the distribution of a cash dividend of $0.12 per outstanding share of the Company’s common stock, payable in four quarterly installments from 2nd quarter 2009 through the 1st quarter 2010. The proposed dividend equals a 2% yield on the Company’s share price at closing yesterday on the NYSE.

The proposal will be submitted for shareholder approval at the Company’s Annual General Meeting, which will be held in Amsterdam on May 20, 2009.

The Company’s quarterly dividend of $0.03 per share, as proposed, compares to a quarterly dividend of $0.09 per share paid in the last twelve months.

“One of our key priorities for the Company in 2009 is to maintain a solid financial foundation and to further strengthen our Company for the long-term. As we navigate the current macro-economic environment, we have decided to maintain our dividend policy involving the distribution of a cash dividend, but are proposing, on a temporary basis, to reduce its level, reflecting today’s unstable market,” STMicroelectronics President and Chief Executive Officer Carlo Bozotti said.

Some of the statements contained in this release that are not historical facts are statements of future expectations and other forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933 or Section 21E of the Securities Exchange Act of 1934, each as amended) based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those in such statements. Such forward-looking statements can be identified by the use of forward-looking terminology such as “believes,” “may,” “will,” “should,” “would be” or “anticipates” or similar expressions or the negative thereof or other variations thereof, or by discussions of strategy, plans or intentions. Some of the risk factors we face are set forth and are discussed in more detail in “Item 3. Key Information—Risk Factors” included in our Annual Report on Form 20-F for the year ended December 31, 2007, as filed with the SEC on March 3, 2008 and in our press release dated January

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27, 2009 filed with the SEC under form 6-K on January 28th. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in this release as anticipated, believed or expected. We do not intend, and do not assume any obligation, to update any information or forward-looking statements set forth in this release to reflect subsequent events or circumstances.

Unfavorable changes in the above or other factors listed under “Risk Factors” from time to time in our SEC filings, including our Form 20-F, could have a material adverse effect on our results of operations or financial condition.

About STMicroelectronics
STMicroelectronics is a global leader in developing and delivering semiconductor solutions across the spectrum of microelectronics applications. An unrivalled combination of silicon and system expertise, manufacturing strength, Intellectual Property (IP) portfolio and strategic partners positions the Company at the forefront of System-on-Chip (SoC) technology and its products play a key role in enabling today’s convergence markets. The Company’s shares are traded on the New York Stock Exchange, on Euronext Paris and on the Milan Stock Exchange. In 2008, the Company’s net revenues were $9.84 billion. Further information on ST can be found at www.st.com.

For further information, please contact:

INVESTOR RELATIONS:
Tait Sorensen
Director, Investor Relations
Tel: +1 602 485 2064
tait.sorensen@st.com

MEDIA RELATIONS:
Maria Grazia Prestini
Senior Director, Corporate Media and Public Relations
STMicroelectronics
Tel: + 41 22 929 6945
mariagrazia.prestini@st.com

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, STMicroelectronics N.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STMicroelectronics N.V.

Date: April 16, 2009	By:	/s/ CARLO FERRO
	Name:	Carlo Ferro
	Title:	Executive Vice President and
Chief Financial Officer